Exhibit 99.1

BROOKFIELD INFRASTRUCTURE L.P.

FOURTH AMENDMENT TO THE

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of September 12, 2018, the Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of August 1, 2019 and the Third Amendment to the Amended and Restated Limited Partnership Agreement dated as of February 27, 2020 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 31st day of March, 2020 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on March 9, 2020, the board of directors of the general partner of the Managing General Partner approved a special distribution (the “Special Distribution”) of class A subordinate voting shares (“BIPC Shares”) of Brookfield Infrastructure Corporation (“BIPC”) to the holders of equity units of Brookfield Infrastructure Partners L.P. (“BIP”) to be completed on the date hereof;

AND WHEREAS, the BIPC Shares will be structured with the intention of providing holders with an economic return equivalent to limited partnership units of BIP (“BIP Units”), including identical distributions, and be exchangeable for BIP Units on a one-for-one basis (subject to adjustment) (or for the cash equivalent, at the election of BIPC) in accordance with the terms of the BIPC Shares;

AND WHEREAS, in connection with the Special Distribution, the Partnership will distribute BIPC Shares to all holders of its Equity Units, which includes BIP;

AND WHEREAS, it is desirable to amend the Agreement in connection with the Special Distribution to adjust the First Distribution Threshold and Second Distribution Threshold to reflect the Special Distribution and the economic equivalence of the BIPC Shares;

AND WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner and the Limited Partners), without the approval of the Special General Partner or any Limited Partner, may make any amendment that in the sole discretion of the Managing General Partner is necessary or appropriate to reflect and account for the formation of the Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Agreement and any amendment that the Managing General Partner determines in its sole discretion does not adversely affect the Special General Partner and the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

Section 1.1.39 is hereby deleted in its entirety and replaced with the following:

“First Distribution Threshold” means $0.1827 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

Section 1.1.104 is hereby deleted in its entirety and replaced with the following:

“Second Distribution Threshold” means $0.1980 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

Section 1.1.106 is hereby deleted in its entirety and replaced with the following:

“Service Recipient” means the Partnership, BIP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited, Brookfield Infrastructure Corporation and, at the option of BIP, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

2.	Effective Date

This Amendment shall be effective upon the date first written above.

3.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

4.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary